Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

By Electronic Mail

July 1, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 28, 2024, The Nasdaq Stock Market (the "Exchange") received from Vodafone Group Public Limited Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

U.S.$2,000,000,000 5.750% Notes due 2054
U.S.$1,000,000,000 5.875% Notes due 2064

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi